Exhibit 99.1

Date: March 7, 2024	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: GFL ENVIRONMENTAL INC.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 01, 2024
Record Date for Voting (if applicable) :	April 01, 2024
Beneficial Ownership Determination Date :	April 01, 2024
Meeting Date :	May 15, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
MULTIPLE VOTING SHARES	36168Q203	CA36168Q2036
SUBORDINATE VOTING SHARES	36168Q104	CA36168Q1046
SERIES A PERPETUAL CONVERTIBLE PREFERRED SHARES	36168Q500	CA36168Q5005
SERIES B PERPETUAL CONVERTIBLE PREFERRED SHARES	36168Q138	CA36168Q1384

Sincerely,

Computershare
Agent for GFL ENVIRONMENTAL INC.